SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CADIZ INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

127537207

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 127537207	13G	Page 2 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 666,400
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 666,400
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
666,400*
*RAB Special Situations LP owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock. William Philip Richards owns 33,600 shares of common stock.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 6.4174%, as of the date of filing this statement. The percentages used herein are calculated based on 10,324,339 common shares issued and outstanding, as disclosed by the issuer in a press release dated November 30, 2004, plus an additional 60,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 127537207	13G	Page 3 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB ENERGY FUND LIMITED
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization THE CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 666,400
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 666,400
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
666,400*
*RAB Special Situations LP owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock. William Philip Richards owns 33,600 shares of common stock.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 6.4174%, as of the date of filing this statement. The percentages used herein are calculated based on 10,324,339 common shares issued and outstanding, as disclosed by the issuer in a press release dated November 30, 2004, plus an additional 60,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 127537207	13G	Page 4 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) WILLIAM PHILIP RICHARDS
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization UNITED KINGDOM
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 666,400
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 666,400
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
666,400*
*RAB Special Situations LP owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock. William Philip Richards owns 33,600 shares of common stock.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 6.4174%, as of the date of filing this statement. The percentages used herein are calculated based on 10,324,339 common shares issued and outstanding, as disclosed by the issuer in a press release dated November 30, 2004, plus an additional 60,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 127537207	13G	Page 5 of 7 Pages

Item 1 (a)	Name of Issuer:
Cadiz Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
100 Wilshire Boulevard, Suite 100, Santa Monica, CA 90401
Item 2 (a)	Name of Person Filing:
i) RAB Special Situations LP ii) RAB Energy Fund Limited iii) William Philip Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP RAB Energy Fund Limited William Philip Richards c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
i) RAB Special Situations LP is a Delaware Limited Partnership ii) RAB Energy Fund Limited is a Cayman Islands limited company iii) William Philip Richards is a citizen of the United Kingdom
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
127537207

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:
666,400*
*RAB Special Situations LP owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock. William Philip Richards owns 33,600 shares of common stock.
(b)	Percent of Class:

CUSIP No. 127537207	13G	Page 6 of 7 Pages

Approximately 6.4174%, as of the date of filing this statement. The percentages used herein are calculated based on 10,324,339 common shares issued and outstanding, as disclosed by the issuer in a press release dated November 30, 2004, plus an additional 60,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
(ii)	Shared power to vote or direct the vote: See item (a) above
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Sole power to dispose or to direct the disposition of: See item (a) above

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.Not Applicable
Not applicable
Item 10.	Certification.
Not applicable

CUSIP No. 127537207	13G	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAB Special Situations LP /s/ William Philip Richards William Philip Richards, Director

RAB Energy Fund Limited /s/ Ronan Daly Ronan, Daly, Director

/s/ William Philip Richards William Philip Richards, Director February 11, 2005